March 29, 2012

VIA EDGAR

United States Securities and Exchange Commission

Re:	Primero Mining Corp. (the "Registrant")
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company’s annual report on Form 40-F to be filed by the Company with the United States Securities and Exchange Commission and any amendments thereto (the "Annual Report"). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2011 (the “AIF”).

I hereby consent to the use of my name in the Annual Report with reference to statements in the AIF regarding certain scientific and technical information stated as being prepared by or under the supervision of Rodney Webster, MAIG, Mr. Herbert A. Smith, P. Eng. and Mr. J. Morton Shannon, P. Geo., all of AMC Consultants.

Sincerely,

/s/ Rodney Webster
Rodney Webster, MAIG